Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Linda Chien

Investor Relations

51job, Inc.

+86-21-6879-6250

ir@51job.com

51job, Inc. Reports Fourth Quarter and Fiscal Year 2019 Financial Results

SHANGHAI, March 16, 2020 – 51job, Inc. (Nasdaq: JOBS) (“51job” or the “Company”), a leading provider of integrated human resource services in China, announced today its unaudited financial results for the fourth quarter and fiscal year of 2019 ended December 31, 2019.

Fourth Quarter 2019 Financial Highlights:

•	Net revenues increased 1.3% over Q4 2018 to RMB1,135.6 million (US$163.1 million)
•	Online recruitment services revenues decreased 5.0%
•	Other human resource related revenues increased 10.0%
•	Income from operations was RMB395.3 million (US$56.8 million)
•	Fully diluted earnings per share was RMB3.67 (US$0.53)
•	Excluding share-based compensation expense, loss from foreign currency translation, change in fair value of equity securities investment and impairment of long-term investments, as well as the related tax effect of these items, non-GAAP adjusted fully diluted earnings per share was RMB6.33 (US$0.91)

Fiscal Year 2019 Financial Highlights:

•	Net revenues increased 5.8% over 2018 to RMB4,000.0 million (US$574.6 million)
•	Online recruitment services revenues increased 1.6%
•	Other human resource related revenues increased 13.2%
•	Income from operations increased 4.8% over 2018 to RMB1,205.8 million (US$173.2 million)
•	Operating margin was 30.1% compared with 30.4% in 2018
•	Fully diluted earnings per share was RMB7.98 (US$1.15)
•	Excluding share-based compensation expense, gain from foreign currency translation, changes in fair value of equity securities investment and convertible senior notes, and impairment of long-term investments, as well as the related tax effect of these items, non-GAAP adjusted fully diluted earnings per share was RMB22.24 (US$3.19)

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2019 Financial Results

March 16, 2020

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, said, “Through disciplined execution of our strategic plan in a year of high economic uncertainty and tough market conditions, we are pleased to have maintained growth and delivered profitable returns in 2019. We continued to uplift average spending by employers on our many online recruitment platforms and to improve cross-selling of other HR services to the customer base. We also further expanded 51job’s HR ecosystem with more products, technologies and partners that we believe bring exciting new monetization opportunities and enhance our growth trajectory over the long term. Although the impact of the coronavirus outbreak has led to a disruptive start to 2020 and significantly affected current visibility, our solid business fundamentals and ample financial resources will enable us to navigate through this challenging period, and we will continue to push forward with initiatives that strengthen our competitiveness and leadership in the HR industry for the future.”

Fourth Quarter 2019 Unaudited Financial Results

Net revenues for the fourth quarter ended December 31, 2019 were RMB1,135.6 million (US$163.1 million), an increase of 1.3% from RMB1,120.5 million for the same quarter in 2018.

Online recruitment services revenues for the fourth quarter of 2019 were RMB613.4 million (US$88.1 million), representing a 5.0% decrease from RMB646.0 million for the same quarter of the prior year. The decline was due to weak macroeconomic conditions and soft hiring demand in China in 2019. The estimated number of unique employers utilizing the Company’s online services decreased 13.1% to 298,462 in the fourth quarter of 2019 compared with 343,405 for the same quarter of the prior year, primarily due to reduced recruitment need or inactivity expressed by employers. However, average revenue per unique employer increased 9.3% in the fourth quarter of 2019 as compared with the same quarter in 2018, driven by the Company’s up-selling efforts and focus on sales opportunities with larger-sized customer accounts. The estimated number of unique employers in the fourth quarter of 2019 reflects those employers currently assigned a unique identification number in the Company’s management information systems and does not include employers utilizing Lagou.com.

Other human resource related revenues for the fourth quarter of 2019 increased 10.0% to RMB522.2 million (US$75.0 million) from RMB474.6 million for the same quarter in 2018. The increase was primarily due to greater usage and growth of seasonal campus recruitment, business process outsourcing, training and assessment services.

Gross profit for the fourth quarter of 2019 was RMB757.5 million (US$108.8 million) compared with RMB778.9 million for the same quarter of the prior year. Gross margin, which is gross profit as a percentage of net revenues, was 66.7% in the fourth quarter of 2019 compared with 69.5% for the same quarter in 2018. The increase in cost of services was primarily due to higher employee compensation expenses, seasonal staff additions and greater offline costs, such as venue rental and event decoration, incurred in providing on-site campus recruitment services to employers in the fourth quarter of 2019.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2019 Financial Results

March 16, 2020

Operating expenses for the fourth quarter of 2019 increased 2.5% to RMB362.2 million (US$52.0 million) from RMB353.4 million for the same quarter in 2018. Sales and marketing expenses for the fourth quarter of 2019 decreased 1.8% to RMB260.0 million (US$37.4 million) from RMB264.8 million for the same quarter of the prior year primarily due to a decrease in performance-based bonuses and selling expenses, which was partially offset by higher advertising expenses. General and administrative expenses for the fourth quarter of 2019 increased 15.3% to RMB102.1 million (US$14.7 million) from RMB88.6 million for the same quarter of the prior year primarily due to a larger provision for doubtful accounts and higher share-based compensation expense.

Income from operations for the fourth quarter of 2019 decreased 7.1% to RMB395.3 million (US$56.8 million) from RMB425.5 million for the fourth quarter of 2018. Operating margin, which is income from operations as a percentage of net revenues, was 34.8% in the fourth quarter of 2019 compared with 38.0% for the same quarter in 2018. Excluding share-based compensation expense, operating margin would have been 37.8% in the fourth quarter of 2019 compared with 40.5% for the same quarter in 2018.

The Company recognized a loss from foreign currency translation of RMB5.8 million (US$0.8 million) in the fourth quarter of 2019 compared with RMB0.8 million in the fourth quarter of 2018 primarily due to the impact of the change in exchange rate between the Renminbi and the U.S. dollar on the Company’s U.S. dollar cash deposits.

In the fourth quarter of 2019, the Company recognized a mark-to-market, non-cash loss of RMB42.4 million (US$6.1 million) associated with a change in fair value of equity securities investment in Huali University Group Limited, which completed an initial public offering in November 2019 and is traded on the Hong Kong Stock Exchange.

In the fourth quarter of 2019, the Company assessed and determined that the business prospects and value of its investment in a provider of on-demand work opportunities warranted an impairment. The Company recorded an impairment amount of RMB98.3 million (US$14.1 million).

Other income in the fourth quarter of 2019 included local government financial subsidies of RMB7.5 million (US$1.1 million) compared with RMB17.9 million in the fourth quarter of 2018.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2019 Financial Results

March 16, 2020

Net income attributable to 51job for the fourth quarter of 2019 was RMB249.5 million (US$35.8 million) compared with RMB856.3 million for the same quarter in 2018. Fully diluted earnings per share for the fourth quarter of 2019 was RMB3.67 (US$0.53) compared with RMB6.22 for the same quarter in 2018.

In the fourth quarter of 2019, total share-based compensation expense was RMB34.1 million (US$4.9 million) compared with RMB27.9 million in the fourth quarter of 2018.

Excluding share-based compensation expense, loss from foreign currency translation, changes in fair value of equity securities investment and convertible senior notes, and impairment of long-term investments, as well as the related tax effect of these items, non-GAAP adjusted net income attributable to 51job for the fourth quarter of 2019 was RMB430.1 million (US$61.8 million) compared with RMB436.1 million for the fourth quarter of 2018. Non-GAAP adjusted fully diluted earnings per share was RMB6.33 (US$0.91) in the fourth quarter of 2019 compared with RMB6.67 in the fourth quarter of 2018.

Fiscal Year 2019 Unaudited Financial Results

Net revenues in 2019 were RMB4,000.0 million (US$574.6 million), an increase of 5.8% from RMB3,781.9 million in 2018.

Online recruitment services revenues in 2019 were RMB2,471.2 million (US$355.0 million), representing a 1.6% increase from RMB2,431.9 million in 2018. Average revenue per unique employer increased 16.7% in 2019 primarily due to successful up-selling efforts that resulted in greater spending by larger-sized customer accounts. Due to weak macroeconomic conditions in China as well as the Company’s strategic decision to focus on higher potential employers, moderate new user additions and terminate coverage of certain smaller-sized customer accounts in 2019, the estimated number of unique employers using the Company’s online recruitment services decreased 12.9% to 422,458 in 2019 from 485,008 in 2018. An employer who purchases online services multiple times or in multiple quarters throughout the fiscal year is counted as one unique employer for the annual total. The estimated number of unique employers in 2019 reflects those employers currently assigned a unique identification number in the Company’s management information systems and does not include employers utilizing Lagou.com.

Other human resource related revenues in 2019 grew 13.2% to RMB1,528.8 million (US$219.6 million) from RMB1,350.0 million in 2018, primarily due to greater customer adoption of business process outsourcing, training, assessment and campus recruitment services.

Income from operations in 2019 increased 4.8% to RMB1,205.8 million (US$173.2 million) from RMB1,150.2 million in 2018. Operating margin was 30.1% in 2019 compared with 30.4% in 2018. Excluding share-based compensation expense, operating margin would have been 33.3% in 2019 compared with 33.2% in 2018.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2019 Financial Results

March 16, 2020

Net income attributable to 51job in 2019 was RMB532.3 million (US$76.5 million) compared with RMB1,252.3 million in 2018. Fully diluted earnings per share in 2019 was RMB7.98 (US$1.15) compared with RMB19.82 in 2018.

Excluding share-based compensation expense, gain/loss from foreign currency translation, changes in fair value of equity securities investment and convertible senior notes, and impairment of long-term investments, as well as the related tax effect of these items, non-GAAP adjusted net income attributable to 51job in 2019 increased 8.2% to RMB1,483.3 million (US$213.1 million) from RMB1,370.5 million in 2018. Non-GAAP adjusted fully diluted earnings per share was RMB22.24 (US$3.19) in 2019 compared with RMB20.94 in 2018.

As of December 31, 2019, cash and short-term investments totaled RMB9,940.6 million (US$1,427.9 million) compared with RMB8,834.2 million as of December 31, 2018.

Business Outlook

Based on current market and operating conditions which have been significantly impacted by the extended Chinese New Year holiday period and the coronavirus outbreak, the Company’s net revenues target for the first quarter of 2020 is in the estimated range of RMB725 million to RMB775 million (US$104.1 million to US$111.3 million). Guidance for earnings per share is provided on a non-GAAP basis due to the inherent difficulty in forecasting the future impact of certain items, such as gain/loss from foreign currency translation and change in fair value of equity securities investment. The Company is not able to provide a reconciliation of these non-GAAP items to expected reported GAAP earnings per share, without unreasonable efforts, due to the unknown effect and potential significance of such future impact. Excluding share-based compensation expense, any gain or loss from foreign currency translation and any change in fair value of equity securities investment, as well as the related tax effect of these items, the Company’s non-GAAP fully diluted earnings target for the first quarter of 2020 is in the estimated range of RMB1.70 to RMB2.20 (US$0.24 to US$0.32) per share. The Company expects total share-based compensation expense in the first quarter of 2020 to be in the estimated range of RMB36 million to RMB38 million (US$5.2 million to US$5.5 million).

Completed Investments

As first disclosed in the Company’s third quarter 2019 financial results press release, the Company has completed transactions to acquire minority equity interests in the following companies in the fourth quarter of 2019: (i) US$80.0 million for a 17.5% equity interest in CDP Holdings, Ltd., a leading provider of human capital management services delivered through a cloud-based technology platform in China; (ii) HKD225.0 million for a 5.7% equity interest in Huali University Group Limited, a leading large-scale private higher education and vocational education group in South China that is listed on the Hong Kong Stock Exchange; and (iii) US$2.8 million in Fountain, a leading recruiting platform that focuses on gig and hourly service workers within the on-demand labor market in the United States. These transactions were funded from the Company’s existing cash resources.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2019 Financial Results

March 16, 2020

Presentation and Reclassification of Government Surcharges

Beginning January 1, 2019, the Company’s presentation of government surcharges has changed, and government surcharges have been included in cost of services. The prior year’s amount of government surcharges has been reclassified to conform with the current year’s presentation. This reclassification had no effect on the reported results in the consolidated statements of operations and comprehensive income.

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB6.9618 to US$1.00, the noon buying rate on December 31, 2019 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

Conference Call Information

The Company’s management will hold a conference call at 9:00 p.m. Eastern Time on March 16, 2020 (9:00 a.m. Beijing / Hong Kong time zone on March 17, 2020) to discuss its fourth quarter and fiscal year 2019 financial results, operating performance and business outlook. To dial in to the call, please use the following telephone numbers:

US: +1-888-346-8982

International: +1-412-902-4272

Hong Kong: +852-3018-4992

Conference ID: 51job

The call will also be available live and on replay through 51job’s investor relations website, http://ir.51job.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), 51job uses non-GAAP financial measures of income before income tax expense, income tax expense, adjusted net income, adjusted net income attributable to 51job and adjusted earnings per share, which are adjusted from results based on GAAP to exclude share-based compensation expense, gain/loss from foreign currency translation, changes in fair value of equity securities investment and convertible senior notes, and impairment of long-term investments, as well as the related tax effect of these items. The Company believes excluding share-based compensation expense and its related tax effect from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding gain/loss from foreign currency translation, changes in fair value of equity securities investment and convertible senior notes, and impairment of long-term investments, as well as the related tax effect, from its non-GAAP financial measures is useful for its management and investors as such translation, mark-to-market gain/loss or impairment is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP financial measures excluding share-based compensation expense, gain/loss from foreign currency translation, changes in fair value of equity securities investment and convertible senior notes, and impairment of long-term investments, as well as the related tax effect of these items, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2019 Financial Results

March 16, 2020

About 51job

Founded in 1998, 51job is a leading provider of integrated human resource services in China. With a comprehensive suite of HR solutions, 51job meets the needs of enterprises and job seekers through the entire talent management cycle, from initial recruitment to employee retention and career development. The Company’s main online recruitment platforms (http://www.51job.com, http://www.yingjiesheng.com, http://www.51jingying.com, http://www.lagou.com, and http://www.51mdd.com), as well as mobile applications, connect millions of people with employment opportunities every day. 51job also provides a number of other value-added HR services, including business process outsourcing, training, professional assessment, campus recruitment, executive search and compensation analysis. 51job has a call center in Wuhan and a nationwide network of sales and service locations spanning 37 cities across China.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," “targets, "confident" and similar statements. Among other things, statements that are not historical facts, including statements about 51job’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as 51job’s strategic and operational plans, are or contain forward-looking statements. 51job may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. All forward-looking statements are based upon management’s expectations at the time of the statements and involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: execution of 51job’s strategies and business plans; behavioral and operational changes of enterprises in meeting their human resource needs as they respond to evolving social, political, regulatory and financial conditions in China; introduction by competitors of new or enhanced products or services; price competition in the market for the various human resource services that 51job provides in China; acceptance of new products and services developed or introduced by 51job outside of the human resources industry; risks related to acquisitions or investments 51job has made or will make in the future; accounting adjustments that may occur during the quarterly or annual close or auditing process; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; and fluctuations in general economic and business conditions in China, including the impact of the coronavirus. Further information regarding these and other risks are included in 51job’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release and based on assumptions that 51job believes to be reasonable as of this date, and 51job undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2019 Financial Results

March 16, 2020

51job, Inc.

Consolidated Statements of Operations and Comprehensive Income

	For the Three Months Ended
	December 31, 2018	December 31, 2019	December 31, 2019
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

Revenues:
Online recruitment services	645,952	613,385	88,107
Other human resource related revenues	474,550	522,234	75,014

Net revenues (Note 2)	1,120,502	1,135,619	163,121
Cost of services (Note 3)	(341,635)	(378,148)	(54,318)

Gross profit	778,867	757,471	108,803

Operating expenses:
Sales and marketing (Note 4)	(264,775)	(260,039)	(37,352)
General and administrative (Note 5)	(88,614)	(102,135)	(14,671)

Total operating expenses	(353,389)	(362,174)	(52,023)

Income from operations	425,478	395,297	56,780

Loss from foreign currency translation	(776)	(5,836)	(838)
Interest and investment income, net	34,585	49,214	7,069
Change in fair value of equity securities investment	—	(42,410)	(6,092)
Change in fair value of convertible senior notes	448,868	—	—
Impairment of long-term investments	—	(98,277)	(14,117)
Other income, net	17,692	7,486	1,075

Income before income tax expense	925,847	305,474	43,877
Income tax expense	(71,369)	(57,630)	(8,278)

Net income	854,478	247,844	35,599
Net loss attributable to non-controlling interests	1,858	1,705	245

Net income attributable to 51job, Inc.	856,336	249,549	35,844

Net income	854,478	247,844	35,599
Other comprehensive income (loss)	137,877	(107)	(15)

Total comprehensive income	992,355	247,737	35,584

Earnings per share:
Basic	13.92	3.75	0.54
Diluted (Note 6)	6.22	3.67	0.53

Weighted average number of common shares outstanding:
Basic	61,515,021	66,496,966	66,496,966
Diluted	66,869,587	67,980,040	67,980,040

Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.9618 to US$1.00 on December 31, 2019 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) Beginning January 1, 2019, government surcharges have been included in cost of services. The prior year's amount of government surcharges has been reclassified to conform with the current year's presentation.  This reclassification had no effect on the reported results in the consolidated statements of operations and comprehensive income.

(3) Includes share-based compensation expense of RMB4,709 and RMB5,511 (US$792) for the three months ended December 31, 2018 and 2019, respectively.

(4) Includes share-based compensation expense of RMB4,048 and RMB4,738 (US$680) for the three months ended December 31, 2018 and 2019, respectively.

(5) Includes share-based compensation expense of RMB19,142 and RMB23,804 (US$3,419) for the three months ended December 31, 2018 and 2019, respectively.

(6) Diluted earnings per share for the three months ended December 31, 2018 was calculated in accordance with the "if converted" method. This included the add-back of interest expense of RMB9,701, subtraction of change in fair value of convertible senior notes of RMB448,868, and subtraction of foreign currency translation gain of RMB1,292 related to the convertible senior notes to the numerator of net income attributable to 51job, and the addition of the maximum number of 4,035,672 potentially converted shares related to the convertible senior notes to the denominator of diluted common shares for the three months ended December 31, 2018.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2019 Financial Results

March 16, 2020

51job, Inc.

Consolidated Statements of Operations and Comprehensive Income

	For the Year Ended
	December 31, 2018	December 31, 2019	December 31, 2019
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

Revenues:
Online recruitment services	2,431,898	2,471,179	354,963
Other human resource related revenues	1,350,048	1,528,846	219,605

Net revenues (Note 2)	3,781,946	4,000,025	574,568
Cost of services (Note 3)	(1,081,011)	(1,221,935)	(175,520)

Gross profit	2,700,935	2,778,090	399,048

Operating expenses:
Sales and marketing (Note 4)	(1,197,178)	(1,188,233)	(170,679)
General and administrative (Note 5)	(353,557)	(384,072)	(55,168)

Total operating expenses	(1,550,735)	(1,572,305)	(225,847)

Income from operations	1,150,200	1,205,785	173,201

Gain (Loss) from foreign currency translation	(112,353)	67,881	9,750
Interest and investment income, net	113,673	175,584	25,221
Change in fair value of equity securities investment	—	(42,410)	(6,092)
Change in fair value of convertible senior notes	99,079	(752,073)	(108,029)
Impairment of long-term investments	—	(98,277)	(14,117)
Gain from sale of long-term investments	61,070	—	—
Other income, net	175,206	205,602	29,533

Income before income tax expense	1,486,875	762,092	109,467
Income tax expense	(242,434)	(235,890)	(33,883)

Net income	1,244,441	526,202	75,584
Net loss attributable to non-controlling interests	7,878	6,116	879

Net income attributable to 51job, Inc.	1,252,319	532,318	76,463

Net income	1,244,441	526,202	75,584
Other comprehensive income	117,238	339	49

Total comprehensive income	1,361,679	526,541	75,633

Earnings per share:
Basic	20.42	8.18	1.17
Diluted (Note 6)	19.82	7.98	1.15

Weighted average number of common shares outstanding:
Basic	61,318,292	65,049,597	65,049,597
Diluted	63,175,483	66,683,457	66,683,457

Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.9618 to US$1.00 on December 31, 2019 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) Beginning January 1, 2019, government surcharges have been included in cost of services. The prior year's amount of government surcharges has been reclassified to conform with the current year's presentation.  This reclassification had no effect on the reported results in the consolidated statements of operations and comprehensive income.

(3) Includes share-based compensation expense of RMB16,316 and RMB20,189 (US$2,900) for the year ended December 31, 2018 and 2019, respectively.

(4) Includes share-based compensation expense of RMB14,026 and RMB17,356 (US$2,493) for the year ended December 31, 2018 and 2019, respectively.

(5) Includes share-based compensation expense of RMB74,623 and RMB88,604 (US$12,727) for the year ended December 31, 2018 and 2019, respectively.

(6) Diluted earnings per share for the year ended December 31, 2018 was calculated in accordance with the "if converted" method. The potential conversion of the convertible senior notes was excluded in the computation of diluted earnings per share for the year ended December 31, 2018 because the effect would be anti-dilutive. On April 15, 2019, the convertible senior notes matured, and the note holders requested the conversion of the senior notes into 4,035,664 shares.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2019 Financial Results

March 16, 2020

51job, Inc.

Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	December 31, 2018	December 31, 2019	December 31, 2019
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

GAAP income before income tax expense	925,847	305,474	43,877
Add back: Share-based compensation	27,899	34,053	4,891
Add back: Loss from foreign currency translation	776	5,836	838
Add back: Change in fair value of equity securities investment	—	42,410	6,092
Add back: Change in fair value of convertible senior notes	(448,868)	—	—
Add back: Impairment of long-term investments	—	98,277	14,117
Non-GAAP income before income tax expense	505,654	486,050	69,815

GAAP income tax expense	(71,369)	(57,630)	(8,278)
Tax effect of non-GAAP line items	(78)	(56)	(8)
Non-GAAP income tax expense	(71,447)	(57,686)	(8,286)

Non-GAAP adjusted net income	434,207	428,364	61,529

Non-GAAP adjusted net income attributable to 51job, Inc.	436,065	430,069	61,774

Non-GAAP adjusted earnings per share:
Basic	7.09	6.47	0.93
Diluted (Note 2)	6.67	6.33	0.91

Weighted average number of common shares outstanding:
Basic	61,515,021	66,496,966	66,496,966
Diluted	66,869,587	67,980,040	67,980,040

	For the Year Ended
	December 31, 2018	December 31, 2019	December 31, 2019
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

GAAP income before income tax expense	1,486,875	762,092	109,467
Add back: Share-based compensation	104,965	126,149	18,120
Add back: (Gain) Loss from foreign currency translation	112,353	(67,881)	(9,750)
Add back: Change in fair value of equity securities investment	—	42,410	6,092
Add back: Change in fair value of convertible senior notes	(99,079)	752,073	108,029
Add back: Impairment of long-term investments	—	98,277	14,117
Non-GAAP income before income tax expense	1,605,114	1,713,120	246,075

GAAP income tax expense	(242,434)	(235,890)	(33,883)
Tax effect of non-GAAP line items	(32)	(36)	(5)
Non-GAAP income tax expense	(242,466)	(235,926)	(33,888)

Non-GAAP adjusted net income	1,362,648	1,477,194	212,187

Non-GAAP adjusted net income attributable to 51job, Inc.	1,370,526	1,483,310	213,066

Non-GAAP adjusted earnings per share:
Basic	22.35	22.80	3.28
Diluted (Note 2)	20.94	22.24	3.19

Weighted average number of common shares outstanding:
Basic	61,318,292	65,049,597	65,049,597
Diluted	67,211,155	66,683,457	66,683,457

Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.9618 to US$1.00 on December 31, 2019 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) Diluted earnings per share for the three months and year ended December 31, 2018 were calculated in accordance with the "if converted" method. This includes the add-back of interest expense of RMB9,701 and RMB37,191 related to the convertible senior notes to the numerator of non-GAAP adjusted net income attributable to 51job for the three months and year ended December 31, 2018, respectively. The maximum number of 4,035,672 potentially converted shares related to the convertible senior notes was added to the denominator of diluted common shares for the three months and year ended December 31, 2018. On April 15, 2019, the convertible senior notes matured, and the note holders requested the conversion of the senior notes into 4,035,664 shares.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2019 Financial Results

March 16, 2020

51job, Inc.

Consolidated Balance Sheets

	As of
	December 31, 2018	December 31, 2019	December 31, 2019
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

ASSETS

Current assets:
Cash	1,968,351	2,294,904	329,642
Restricted cash	5,770	66,169	9,505
Short-term investments	6,865,886	7,645,686	1,098,234
Accounts receivable (net of allowance of RMB11,014 and
RMB21,952 as of December 31, 2018 and 2019, respectively)	230,065	266,437	38,271
Prepayments and other current assets	606,918	669,208	96,126

Total current assets	9,676,990	10,942,404	1,571,778

Non-current assets:
Long-term investments	729,095	1,482,544	212,954
Property and equipment, net	527,020	271,932	39,061
Goodwill	1,036,124	1,036,124	148,830
Intangible assets, net	244,446	203,162	29,182
Right-of-use assets (Note 2)	—	320,809	46,081
Other long-term assets	9,736	10,420	1,497
Deferred tax assets	15,005	22,147	3,181

Total non-current assets	2,561,426	3,347,138	480,786

Total assets	12,238,416	14,289,542	2,052,564

LIABILITIES, MEZZANINE EQUITY AND EQUITY

Current liabilities:
Accounts payable	49,881	48,114	6,911
Salary and employee related accrual	164,134	162,775	23,381
Taxes payable	191,793	267,596	38,438
Advance from customers	1,126,300	1,108,518	159,229
Convertible senior notes	1,725,182	—	—
Lease liabilities, current (Note 2)	—	34,817	5,001
Other payables and accruals	952,178	1,211,642	174,041

Total current liabilities	4,209,468	2,833,462	407,001

Non-current liabilities:
Lease liabilities, non-current (Note 2)	—	50,763	7,292
Deferred tax liabilities	210,752	214,307	30,783

Total non-current liabilities	210,752	265,070	38,075

Total liabilities	4,420,220	3,098,532	445,076

Mezzanine equity:
Redeemable non-controlling interests	225,645	216,974	31,166

Shareholders' equity:
Common shares (US$0.0001 par value: 500,000,000 shares
authorized, 61,874,716 and 66,784,688 shares issued and
outstanding as of December 31, 2018 and 2019, respectively)	50	53	8
Additional paid-in capital	2,055,036	4,901,466	704,052
Statutory reserves	17,279	17,930	2,575
Accumulated other comprehensive income	254,185	254,524	36,560
Retained earnings	5,242,691	5,774,358	829,435

Total 51job, Inc. shareholders' equity	7,569,241	10,948,331	1,572,630

Non-controlling interests	23,310	25,705	3,692

Total equity	7,592,551	10,974,036	1,576,322

Total liabilities, mezzanine equity and equity	12,238,416	14,289,542	2,052,564

Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.9618 to US$1.00 on December 31, 2019 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) The Company has adopted ASU No. 2016-02, "Leases," beginning January 1, 2019. Under the new provisions, the Company has recognized right-of-use assets and lease liabilities for all operating leases related to office buildings with terms more than 12 months.

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